August 8, 2025

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Pearlyne Paulemon
Pam Long

Re:	Collab Z Inc.
Registration Statement on Form S-1
Filed July 21, 2025
File No. 333-288817

Dear Ms. Paulemon and Ms. Long:

On behalf of Collab Z Inc. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of July 30, 2025 with respect to Registration Statement on Form S-1 (the “S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No.1 to Registration Statement on Form S-1 (“S-1/A1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Form S-1 filed July 21, 2025

Future Equity Obligation, page 50

1.	We note your response to prior comment 2. It is unclear whether the agreement filed as Exhibit 10.5 is the actual SAFE or a term sheet for a SAFE. For example, Exhibit 10.5 refers to the SAFE for an explanation of “qualified financing round.” Please ensure that the SAFE is filed as an exhibit to the registration statement.

Response: The Company respectively advises the Staff that Exhibit 10.5 is the actual SAFE.

Item 15. Recent Sales of Unregistered Securities, page II-3

2.	We note your disclosure amended in response to prior comment 6. Please revise to indicate the section of the Securities Act or rule of the Commission under which exemptions from registration were claimed and state briefly the facts relied upon to make the exemptions available. See Item 701(d) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosure accordingly.

We trust that the above is responsive to your comments.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact Ross Carmel, Esq. at (646) 838-1310.

Sincerely,

/s/ Ross Carmel
Ross Carmel, Esq.
Sichenzia Ross Ference Carmel LLP